Assure Holdings Corp.

January 29, 2021

Division of Corporation Finance Office of Life Sciences Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Kasey Robinson
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated January 26, 2021, regarding
Assure Holdings Corp.
Registration Statement on Form S-1
Filed December 30, 2020
File No. 333-251829

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the January 26, 2021 letter regarding the above-referenced Registration Statement on Form S-1 (File No. 333-251829)(the “Registration Statement”) of Assure Holdings Corp. (the “Company” , “we,” “our,” or “us”) filed on December 30, 2020. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment (“Amendment No. 1”) to the Registration Statement, responding to the Staff’s comments and including certain other revisions and updates.

Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1.

Our responses are as follows:

Form S-1 filed December 30, 2020

Caution Regarding Forward-Looking Statements, page 1

Staff Comment No. 1.

Please note that the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act do not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.

January 29, 2021

Company’s Response:

In response to the Staff’s comment, we have deleted any references to the Private Securities Litigation Reform Act.

Risk Factors, page 12

Staff Comment No. 2.

We note the risk factor on page 27 related to being an emerging growth company (EGC). Please revise herein to clearly disclose whether or not you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act and ensure the box on the cover of the filing is appropriately marked or unmarked.

Company’s Response:

The Company has elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act and confirms that it has not checked the box on the cover of the filing of Amendment No. 1.

Our Business Assure Equipment, page 36

Staff Comment No. 3.

We note your disclosure on page 36 that your IONM units are manufactured by only one supplier, Cadwell Industries, Inc. To the extent you are party to an agreement for supply of IONM units, please describe the terms of the agreement and file it as an exhibit to your registration statement. Alternatively, please tell us why you do not believe it is required to be filed. See Item 601(b)(10) of Regulation S-K.

Company’s Response:

The Company has revised the disclosure in Amendment No. 1 to clarify that it purchases IONM equipment under purchase orders and finances the purchases under standard equipment loan agreements with lenders. The Company does not have any agreements or obligations to purchase or obligation IONM equipment from Cadwell Industries, Inc. or any other manufacturer. IONM equipment is also available from other manufacturers. Consequently, the Company had no agreements to file as exhibits.

January 29, 2021

Management's Discussion and Analysis, page 49

Staff Comment No. 4.

Regarding the critical accounting policies and estimates for revenue recognition and patient service fee revenue and receivables on page 57, we note your adoption of ASC 606 on January 1, 2018 as disclosed on page F-14. We have the following comments:

•	Please revise to explain in more detail the nature of a technical case and a professional case, referred to on pages 50 and 52-53, since it appears the revenues therefrom make up your patient service fee revenue and therefore most of your total revenues for the periods presented.
•	Revise to identify the performance obligation(s) that are associated with a technical case and a professional case.

•	Revise to disclose the transaction price, if applicable, and how the transaction price gets allocated to the performance obligation(s).

Company’s Response:

The Company has revised the disclosure by adding paragraphs 3 through 5 under “RESULTS OF OPERATIONS - Our results of operations for the years ended December 31, 2019 and 2018 – Revenue” to include the requested information.

Executive Compensation, page 63

Staff Comment No. 5.

Please update your executive compensation disclosure to reflect data for your last completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation Question 117.05.

Company’s Response:

The Company has updated the executive compensation disclosure to reflect data for its last completed fiscal year.

Staff Comment No. 6.

We note the disclosures made on pages 67-69 that on December 29, 2020, 300,000 performance shares were issued to John Farlinger, 200,000 performance shares were issued to Trent Carman and 3,300,000 performance shares were issued to Preston Parsons. It appears that these performance shares are reflected in the table on page 66, indicating the issue dates were either March 4, 2020 and November 8, 2016, and even though that table is for "compensation securities granted or issued...in the most recently completed financial year ended December 31, 2019." Please explain or otherwise revise your textual and/or tabular disclosures accordingly. Additionally, we note the statement on page 66 that "On December 29, 2020, Assure issued the 5,000,000 Performance Shares under Restricted Stock Award Agreements." Please reconcile these 5,000,000 performance shares to the aggregate 3,800,000 performance shares issued to the foregoing three named executive officers and where the 5,000,000 performance shares are reflected in the tables in this section, as applicable

January 29, 2021

Company’s Response:

The Company has updated the executive compensation and related disclosure to reflect data for its last completed fiscal year and reconcile the disclosure related to the issuance of the referenced performance shares.

Related Party Transactions, page 80

Staff Comment No. 7.

Please revise to ensure that your disclosure of related party transactions provides all information required by Item 404 of Regulation S-K. For example, please identify the related person(s) involved in each transaction, their interest in the transaction, the approximate dollar value of the amount involved in the transaction, and the approximate dollar value of the amount of the related person’s interest in the transaction.

Company’s Response:

The Company has updated disclosure of related party transactions provides all information required by Item 404 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

Staff Comment No. 8.

Your auditor has dual dated its report for Note 11, which is the income taxes footnote. If appropriate, please have your auditors instead dual date for the two subsequent event footnotes on pages F-30-F-32.

Company’s Response:

Upon further discussions with our auditors, we have removed the “additional” subsequent events disclosure included as Note 16 in our December 31, 2019 financial statements in our Amendment No. 1, as substantially the same disclosure was already included in Note 15 in our September 30, 2020 interim financial statements.

As such, we have reconfirmed with our auditors, that no changes to the auditors’ report date were considered necessary.

January 29, 2021

September 30, 2020 Financial Statements, page F-34

Staff Comment No. 9.

If appropriate, please provide a separate footnote for the Income Tax Expense paragraph on page F-54, since the numbering of the footnotes skips over a Note 11.

Company’s Response:

The Company has revised the heading for “Income Tax Expense” as Note 11.

Signatures, page II-9

Staff Comment No. 10.

Please revise your signature page to include the signature of your controller or principal accounting officer. To the extent that any person is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instructions 1 and 2 to Signatures on Form S-1.

Company’s Response:

The Company has revised the signature page to identify Trent Carman, Chief Financial Officer, as the Company’s principal accounting officer.

General

Staff Comment No. 11.

Given the size of the offering relative to the number of shares outstanding, it appears that the selling shareholders may be acting as conduits for the company in an indirect primary offering. Please revise to fix the price at which the shares will be sold for the duration of the offering and name the selling shareholders as underwriters. In the alternative, provide a detailed legal analysis regarding why this offering should not be considered an indirect primary offering, taking into consideration each of the factors identified in Securities Act Rules Compliance and Disclosure Interpretation 612.09, as well as any other factors you deem relevant.

Company’s Response:

We note the Staff’s comment and, specifically, the reference to Compliance and Disclosure Interpretation Question 612.09 (“C&DI 612.09”), and we respectfully submit that the proposed resale of shares of the Company’s common stock by the Selling Stockholders as contemplated in the Registration Statement is not an indirect primary offering and is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415 (a)(1)(i) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering on a continuous or delayed basis in the future provided, among other things, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant, or a person of which the registrant is a subsidiary. With regard to the Registration Statement, neither the Company nor any subsidiary of the Company is offering securities under the Registration Statement and, the Company is not a subsidiary itself nor is the offering being made on behalf of the Company.

January 29, 2021

In further consideration of this comment and, based on the Staff’s suggestion, we have reviewed C&DI 612.09 and considered the six enumerated factors contained therein and offer the following discussion:

Background:

On each of December 1, 2020, through a bona fide private placement, the Company entered into Securities Purchase Agreements with the Selling Stockholders, pursuant to which the Company sold and issued to the investors an aggregate of 16,357,703 units of the Company at an issue price of $0.64 per Unit, for gross proceeds of $10,468,930 (the “PIPE Financing”). Each unit consisted of one share of common stock and one common stock warrant, each exercisable to acquire one share of common stock at $0.78 per share for a period of five years from the date of issuance. The PIPE Financing was effected as a private placement exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) and Rule 506 of Regulation D thereunder.

The shares to be registered for resale under the Registration Statement amount to 32,715,406, which includes 16,357,703 shares of common stock issued to the Selling Stockholders and 16,357,703 shares of common stock issuable upon the exercise of common stock warrants (collectively, the “Registration Shares”).

In connection with the PIPE Financing, the Selling Stockholders entered into a Securities Purchase Agreement in which, among other things, the Selling Stockholders made customary investment and private placement representations to the Company, including that each such Selling Stockholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the Registration Shares for the Selling Stockholder’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and such Selling Stockholder had no intention of selling, granting any participation in, or otherwise distributing the Registration Shares, (iii) would not sell or otherwise dispose of any of the securities, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment, and (v) was able to bear the economic risk of an investment in the securities and able to afford a complete loss of such investment.

In addition, the Company granted certain customary registration rights to each Selling Stockholder in connection with the PIPE Financing by virtue of a Registration Rights Agreement executed by each Selling Stockholder pursuant to which the Registration Statement was filed.

January 29, 2021

Factor 1: How Long the Selling Stockholders Have Held the Shares.

The Selling Stockholders have held the Registration Shares as of December 1, 2020, the closing dates of each of the PIPE Financing under which the Selling Stockholders acquired such securities. This holding period demonstrates that the Selling Stockholders acquired the Registration Shares for investment, do not have intent to distribute the Registration Shares on behalf of the Company, and are not acting as underwriters.

Compliance and Disclosure Interpretations Question 116.19 (the “C&DI 116.19”) setting forth the Staff’s views with regard to private placements in public equity provides, in pertinent part, that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(a)(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

Additionally, C&DI 116.19 provides that the investor must be irrevocably bound to purchase a set number of shares at a set price at the time of the effectiveness of the registration statement or thereafter.

Under the circumstances presented, the Selling Stockholders have already purchased and own the securities in question and are at market risk. C&DI 116.19 also indicates that a valid secondary offering could occur immediately following the closing of the private placement and does not provide for a mandatory holding period required for a PIPE transaction to be followed by a valid secondary offering. We submit that the already established holding period of the Selling Stockholders demonstrates a valid secondary offering.

At the time of the purchase of the Company’s securities in the PIPE Financing, the Selling Stockholders appreciated that the market for the Company’s common stock was not sufficiently liquid to accommodate sales of a significant portion of the Registration Shares. Trading volume in the Company’s common stock is very limited given that the shares are not listed on a national securities exchange, but only in Canada on the TSX-V, further reflecting the market risk and limited ability to sell the common stock. Furthermore, although the Company’s common stock is quoted in the United States on the OTCQB, it is an unorganized, inter-dealer, over-the-counter market, which provides significant less liquidity than the Nasdaq Capital Market or other national securities exchange. Finally, based on the size of the Selling Stockholders’ respective investments, which are substantial, it is unlikely that any of them would consider selling their Registration Shares unless there was sufficient liquidity at a trading price substantially above their respective investment amounts, which has not been the case.

January 29, 2021

Factor 2: Circumstances under which the Selling Stockholders Acquired Their Shares.

As described above under “Background,” the Selling Stockholders acquired the Registration Shares in the PIPE Financing, which is a bona fide private placement transaction conducted pursuant to an exemption from registration under Section 4(a)(2) and Rule 506 of Regulation D of the Securities Act.

The Securities Purchase Agreement contains, among other things, customary investment and private placement representations of the Selling Stockholders to the Company.

Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of the Selling Stockholders have or will take place if the Registration Statement is declared effective.

Factor 3: The Selling Stockholders’ Relationship to the Company.

Based upon information supplied to the Company by the Selling Stockholders, the Selling Stockholders are private investment funds and individual investors purchasing securities for their own accounts and not with a view to resale or distribution. The Company does not have an underwriting relationship with any of the Selling Stockholders or any contractual, legal or other relationship that would control the timing, nature and amount of resales of the Registration Shares following the effectiveness of the Registration Statement or even whether the Registration Shares are resold at all under the Registration Statement. To the Company’s knowledge, at no time has any Selling Stockholder been affiliated with or acted as securities broker-dealers or representatives thereof. Further, as noted above, each of the Selling Stockholders represented to the Company that they were acquiring the securities for their own accounts and not with a view to resale or distribution.

The registration rights granted to the Selling Stockholders under the Registration Rights Agreements entered into in connection with the PIPE Financing are traditional registration rights and are not indicative of any desire of the Selling Stockholders to sell or distribute the common stock on behalf of the Company, or at all. The Selling Stockholders negotiated for the customary registration rights set forth in the Registration Rights Agreements for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. In addition, the Selling Stockholders are responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers they engage to assist in selling any securities, as applicable.

January 29, 2021

To the extent that the Selling Stockholders sell their Registration Shares, the Selling Stockholders will retain all proceeds from the sale pursuant to the Registration Statement and the Company will not receive any of the proceeds from any resale of the Registration Shares.

Factor 4: The Amount of Registration Shares Involved.

The Company is seeking to register 32,715,406 Registration Shares for resale. While the number of shares being registered may remain a factor considered by the Staff in determining whether an offering should be deemed to be a primary or secondary offering, we submit that undue weight on this factor is inconsistent with C&DI 612.09 which, in adherence to the Staff’s prior positions, continues to enumerate six factors for consideration.

We submit that emphasis solely on the number of shares being registered in relation to the shares outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged this by accepting, as valid, many secondary offerings where a significant number of shares are being registered but the facts do not otherwise demonstrate that the selling stockholders are acting as conduits for the issuer to effect a primary offering.

Notwithstanding the number of shares being registered, the other factors discussed in this response letter such as the Selling Stockholders’ investment intent and the circumstances under which the Selling Stockholders acquired their securities support the position that the offering is correctly characterized as a secondary offering. In fact, none of the circumstances of the offering indicate that the Selling Stockholders are reselling the Registration Shares on behalf of the Company. The duration of the Selling Stockholders’ investment in the Registration Shares demonstrates investment intent. The Selling Stockholders did not acquire the Registration Shares under circumstances that would indicate that such persons or entities were receiving compensation from the Company in connection with the resale of the Registration Shares or that the Company had any financial interest in the resale of the Registration Shares. Additionally, as noted above, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, as explained below, to the Company’s knowledge, the Selling Stockholders are not in the business of underwriting securities. In light of these circumstances, we submit that the number of Registration Shares being registered for resale should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

We note further that, even if the number of shares being registered were given disparate weight over the other factors to be considered, we submit that the offering should not raise concerns about a primary offering being made due to the extremely limited trading activity in the Company’s common stock which will limit the ability to sell pursuant to the Registration Statement.

January 29, 2021

Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities.

As noted above, based upon information supplied to the Company by the Selling Stockholders, the Selling Stockholders are comprised of private investment funds and individual investors. To the Company’s knowledge, none of the Selling Stockholders is in the business of underwriting securities. Additionally, the issuance of Registration Shares covered by the Registration Statement upon the exercise of the securities acquired by the Selling Stockholders from the Company was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders’ ability to resell the shares. The circumstances reflect that the Selling Stockholders made the investment decision to invest in the Company. As such, we submit that none of the elements commonly associated with acting as an underwriter are present.

Factor 6: Whether under All the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Company.

As noted above, the Selling Stockholders acquired the securities exercisable into the Registration Shares in a bona fide private placement transaction in which they made customary investment and private placement representations to the Company. Since the closing of the PIPE Financing, the Selling Stockholders have borne the full economic risk of ownership of the securities purchased and likely will continue to do so for a significant period of time given the extremely limited trading activity of the common stock.

To the Company’s knowledge, the Selling Stockholders are not involved in the business of underwriting securities and have no underwriting or similar relationships with the Company. None of the Selling Stockholders is acting on behalf of the Company with respect to the Registration Shares being registered for resale under the Registration Statement and the Company will receive no portion of the proceeds from any Selling Stockholder’s sale of Registration Shares. Each Selling Stockholder has represented to the Company that it was acquiring the securities acquired for its own account and not with a view to or for distributing or reselling the securities in violation of the Securities Act. Notably, the amount of Registration Shares could not readily be sold in a market as illiquid as that for the Company’s common stock.

For the reasons described above, we respectfully submit that the Selling Stockholders are not acting as underwriters on behalf of, or as a conduit for, the Company.

Conclusion

We acknowledge the Staff’s guidance and respectfully submit that, based on the foregoing, the proposed resale of the Registration Shares by the Selling Stockholders, including shares issuable upon exercise of the warrants acquired by them as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

January 29, 2021

Staff Comment No. 12.

We note that your forum selection provision identifies the state and federal courts located in Denver, Colorado as the exclusive forum for certain litigation, including any “derivative action.” Please revise your prospectus to provide investors with disclosure about this provision, including disclosure regarding the risks or other impacts of the provision on investors. Such risks may include, but are not limited to, increased costs to bring a claim and the potential discouraging of claims or limitation of investors’ ability to bring claims in judicial forums that they find favorable. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please state that there is uncertainty as to whether a court would enforce such provision. Further, if the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Company’s Response:

The Company acknowledges that Staff’s comment. The Company added a risk factor entitled, “Our bylaws designate the state and federal courts located in Denver, Colorado as the exclusive forum for certain types of actions and proceedings, which could limit a shareholder's ability to choose the judicial forum for disputes arising with Assure Holdings Corp.” to disclose risks associated with the choice of forum provision contained in its bylaws. The risk factor also notes that Section 27 of the Exchange Act, United States federal courts shall have jurisdiction over all suits and any action brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and that in accordance with Section 22 of the Securities Act, United States federal and state courts shall have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the U.S. Securities Act or the rules and regulations thereunder.

January 29, 2021

Staff Comment No. 13.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company’s Response:

The Company has not used or authorized the use of any written communications, as defined in Rule 405 under the Securities Act, for potential investors in reliance on Section 5(d) of the Securities Act.

*******

January 29, 2021

Assure Holdings Corp. hereby acknowledges that:

•	Assure Holdings Corp. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Assure Holdings Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersiged at (720) 278-3093 or Kenneth Sam of Dorsey & Whitney LLP at (303) 629-3445.

Sincerely,

Assure Holdings Corp.

/s/ Trent Carman
Trent Carman
Chief Financial Officer

cc:          Kenneth Sam, Dorsey & Whitney LLP